SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No. )

                               Ross Systems, Inc.

                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    778303107
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  July 8, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)


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----------------------------------------------------------------------------
    NAME OF REPORTING PERSONS: Paul J. Glazer
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                         (a)  0
                         (b) |X|
--------------------------------------------------------------------------------
    SEC USE ONLY

--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
  NUMBER OF         SOLE VOTING POWER                                     20,742
   SHARES
BENEFICIALLY
  OWNED BY
   EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    SHARED VOTING POWER                                  165,631
--------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                20,742
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                             165,631
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         186,373
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       6.5%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*                                                 IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!


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--------------------------------------------------------------------------------
    NAME OF REPORTING PERSONS: Glazer Capital, LLC
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            (a)  0
                            (b) |X|
--------------------------------------------------------------------------------
    SEC USE ONLY
--------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
 NUMBER OF          SOLE VOTING POWER                                          0
  SHARES
BENEFICIALLY
 OWNED BY
   EACH
REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                    SHARED VOTING POWER                                  165,631
--------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                                     0
--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                             165,631
--------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         165,631
--------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*
--------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       5.8%
--------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*                                                 OO
--------------------------------------------------------------------------------

*SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).   Name of Issuer:

                  Ross Systems, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  Two Concourse Parkway Suite 800 Atlanta, GA 30328

Item 2(a).   Name of Persons Filing:

                  This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Mr. Glazer and Glazer Capital, LLC ("Glazer" and together with Mr. Glazer, the "Reporting Persons").

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                  The principal business address of the Reporting Persons is:

                  237 Park Avenue
                  Suite 801
                  New York, New York 10017

Item 2(c).   Citizenship:

                  Mr. Glazer is a citizen of the United States of America. Glazer is a Delaware limited liability company.

Item 2(d).   Title of Class of Securities:

                  Common Stock, par value $0.001

Item 2(e).   CUSIP Number:

                  778303107


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Item 3.      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
             or (c), check whether the person filing is a:   Not Applicable

                 (a)  [  ]  Broker  or  dealer   registered  under
                            Section 15 of the Exchange Act;

                 (b)  [  ]  Bank as defined  in  Section  3(a)(6) of
                            the Exchange Act;

                 (c)  [  ]  Insurance  Company as defined in Section
                            3(a)(19) of the Exchange Act;

                 (d)  [  ]  Investment  Company  registered  under
                            Section 8 of the Investment Company Exchange
                            Act;

                 (e)  [  ]  Investment  Adviser in  accordance  with
                            Rule 13d-1(b)(1)(ii)(E);

                 (f)  [  ]  Employee  Benefit Plan or Endowment Fund
                            in accordance with Rule 13d-1(b)(1)(ii)(F);

                 (g)  [  ]  Parent Holding Company or Control Person
                            in accordance with Rule 13d-1(b)(1)(ii)(G);

                 (h)  [  ]  Saving Association as defined in Section
                            3(b) of The Federal Deposit Insurance Act;

                 (i)  [  ]  Church  Plan that is  excluded  from the
                            definition  of an  Investment  Company under
                            Section  3(c)(14) of the Investment  Company
                            Act;

                 (j)  [  ]  Group,   in   accordance   with   Rule
                            13d-1(b)(1)(ii)(J).

Item 4.      Ownership.

             (a) Amount beneficially owned:
                                        Paul Glazer:     186,373
                                        Glazer:          165,631
             (b) Percent of Class:
                                        Paul Glazer:     6.5%
                                        Glazer:          5.8%

             (c) Number of shares as to which such person has:

                 (i) Sole power to vote or direct the vote:
                                        Paul Glazer:     20,742
                                        Glazer:          0

                 (ii) Shared power to vote or to direct the vote:
                                        Paul Glazer:     165,631


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                                        Glazer:          165,631

                 (iii) Sole power to dispose or direct the disposition of:
                                        Paul Glazer:     20,742
                                        Glazer:          0

                 (iv) Shared power to dispose or to direct the disposition of:
                                        Paul Glazer:     165,631
                                        Glazer           165,631


As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Paul J. Glazer beneficially owns 186,373 shares of the Issuer's Common Stock, par value $0.001 ("Common Stock"), representing 6.5% of the Common Stock. Mr. Glazer does not directly own any shares of Common Stock, but he does indirectly own 186,373 shares of Common Stock in his capacity as (i) the managing member of Paul J. Glazer, LLC, a Delaware limited liability company, which in turn serves as the general partner of Glazer Capital Management, L.P., a Delaware limited partnership ("GCM") and (ii) the managing member of Glazer which in turn serves as the investment manager of Glazer Offshore Fund, Ltd., a Cayman Islands corporation ("GOF"). In addition, Glazer manages on a discretionary basis separate accounts for four unrelated entities (collectively, the "Separate Accounts"). Although Glazer does not directly own any shares of Common Stock, Glazer is deemed to beneficially own the 165,631 shares of Common Stock held by GOF and the Separate Accounts.

Item 5.      Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

                  Each of GCM, GOF and the Separate Accounts has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by such person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                      Not Applicable

Item 8.      Identification and Classification of Members of the Group.

                      Not Applicable

Item 9.      Notice of Dissolution of Group.


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                      Not Applicable

Item 10.     Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 5, 2004

PAUL J. GLAZER
                                                     By:    /s/ Paul J. Glazer
                                                            ------------------
                                                     Name:  Paul J. Glazer

GLAZER CAPITAL, LLC
                                                     By:    /s/ Paul J. Glazer
                                                            ------------------
                                                     Name:  Paul J. Glazer
                                                     Title: Managing Member



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